UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                        Under the Securities Act of 1934
                                (Amendment No. 5)

                        Natus Medical Incorporated (BABY)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    639050103
                                 (CUSIP Number)

                                David Nierenberg

                               The D3 Family Funds

                               19605 NE 8th Street

                                 Camas, WA 98607

                                  360-604-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 7, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,427,022 common shares (8.4%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,427,022
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,558,514 shares (14.998%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.998%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    473,940 common shares (2.8%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           473,940
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,558,514 shares (14.998%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.998%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    88,661 common shares (0.5%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           88,661
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,558,514 shares (14.998%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.998%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    300,658 common shares (1.8%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           300,658
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,558,514 shares (14.998%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.998%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    268,233 common shares (1.6%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           268,233
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,558,514 shares (14.998%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.998%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

            Common stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos. CA 94070

Item 2. Identity and Background.

            The D3 Family Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3. Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4. Purpose of Transaction

      As we predicted in our amended form 13D, filed on September 30, 2004, we continued acquiring shares of BABY, as a long term investment for our funds, right up to the company's 15% poison pill limit. If we could buy more without triggering the pill, we would happily do so.

      We continue to be very pleased with BABY's progress - continued improvements in corporate governance, excellent progress reducing corporate costs ahead of Street expectations, and value-adding M&A activity. We believe BABY is well positioned to grow its newborn hearing screening business rapidly in foreign country markets as well as continue driving domestic revenue growth. The company's strong balance sheet and positive operating cash flows provide considerable dry powder for further value-adding acquisition activity, both here in the United States and abroad.

Item 5. Interest in Securities of the Issuer.

            (a,b) D3 Family Fund, L.P. owns and has sole voting and dispositive power over 1,427,022 common shares of BABY.

            (c)         Date        Shares Bought       Price
                        ----        -------------       -----
                      11/04/04          2,750            6.81
                      11/09/04         21,900            7.05
                      11/10/04          1,000            7.08
                      11/11/04         30,600            7.04
                      11/12/04         18,000            7.04
                      11/15/04         14,000            7.05
                      11/16/04         14,700            7.05
                      11/17/04         31,400            7.04

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7. Material to be Filed as Exhibits

            N/A

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


      December 7, 2004                /s/ DAVID NIERENBERG
      ----------------                ---------------------------------
                                        President
                                        Nierenberg Investment Management
                                        Company, Inc., the General Partner of
                                        The D3 Family Family  Fund, L.P.

Item 1. Security and Issuer.

            Common stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos. CA 94070

Item 2. Identity and Background.

            The D3 Family Retirement Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3. Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4. Purpose of Transaction

      As we predicted in our amended form 13D, filed on September 30, 2004, we continued acquiring shares of BABY, as a long term investment for our funds, right up to the company's 15% poison pill limit. If we could buy more without triggering the pill, we would happily do so.

      We continue to be very pleased with BABY's progress - continued improvements in corporate governance, excellent progress reducing corporate costs ahead of Street expectations, and value-adding M&A activity. We believe BABY is well positioned to grow its newborn hearing screening business rapidly in foreign country markets as well as continue driving domestic revenue growth. The company's strong balance sheet and positive operating cash flows provide considerable dry powder for further value-adding acquisition activity, both here in the United States and abroad.

Item 5. Interest in Securities of the Issuer.

            (a,b) The D3 Family Retirement Fund, L.P. owns and has sole voting and dispositive power over 473,940 common shares of BABY.

            (c)         Date        Shares Bought       Price
                        ----        -------------       -----
                      11/04/04           1,740           6.81
                      11/09/04          14,000           7.05
                      11/11/04          15,500           7.04
                      11/12/04          12,000           7.04
                      11/15/04           7,500           7.05
                      11/16/04           7,750           7.05
                      11/17/04          11,200           7.04

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7. Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      December 7, 2004              /s/ DAVID NIERENBERG
      ----------------              ----------------------------
      Date                            David Nierenberg
                                      President
                                      Nierenberg Investment Management Company,
                                      Inc., the General Partner of the D3 Family
                                      Retirement Fund, L.P.

Item 1. Security and Issuer.

            Common stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos. CA 94070

Item 2. Identity and Background.

            The D3 Children's Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3. Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4. Purpose of Transaction

      As we predicted in our amended form 13D, filed on September 30, 2004, we continued acquiring shares of BABY, as a long term investment for our funds, right up to the company's 15% poison pill limit. If we could buy more without triggering the pill, we would happily do so.

      We continue to be very pleased with BABY's progress - continued improvements in corporate governance, excellent progress reducing corporate costs ahead of Street expectations, and value-adding M&A activity. We believe BABY is well positioned to grow its newborn hearing screening business rapidly in foreign country markets as well as continue driving domestic revenue growth. The company's strong balance sheet and positive operating cash flows provide considerable dry powder for further value-adding acquisition activity, both here in the United States and abroad.

Item 5. Interest in Securities of the Issuer.

            (a,b) The D3 Children's Fund, L.P. owns and has sole voting and dispositive power over 88,661 common shares of BABY.

            (c) N/A

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7. Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      December 7, 2004               /s/ DAVID NIERENBERG
      ----------------               --------------------------------
      Date                             David Nierenberg
                                       President
                                       Nierenberg Investment Management Company,
                                         Inc., the General Partner of the D3
                                         Children's Fund L.P.

Item 1. Security and Issuer.

            Common stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos. CA 94070

Item 2. Identity and Background.

            The D3 Offshore Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3. Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4. Purpose of Transaction

      As we predicted in our amended form 13D, filed on September 30, 2004, we continued acquiring shares of BABY, as a long term investment for our funds, right up to the company's 15% poison pill limit. If we could buy more without triggering the pill, we would happily do so.

      We continue to be very pleased with BABY's progress - continued improvements in corporate governance, excellent progress reducing corporate costs ahead of Street expectations, and value-adding M&A activity. We believe BABY is well positioned to grow its newborn hearing screening business rapidly in foreign country markets as well as continue driving domestic revenue growth. The company's strong balance sheet and positive operating cash flows provide considerable dry powder for further value-adding acquisition activity, both here in the United States and abroad.

Item 5. Interest in Securities of the Issuer.

            (a,b) The D3 Offshore Fund, L.P. owns and has sole voting and dispositive power over 300,658 common shares of BABY.

            (c)         Date        Shares Bought       Price
                        ----        -------------       -----
                      11/04/04          1,000           6.83
                      11/09/04          7,000           7.05
                      11/11/04         10,000           7.04
                      11/12/04          6,000           7.04
                      11/15/04          3,500           7.05
                      11/16/04          3,750           7.06
                      11/17/04          6,200           7.04

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7. Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      December 7, 2004               /s/ DAVID NIERENBERG
      ----------------               -------------------------------
      Date                             David Nierenberg
                                       President
                                       Nierenberg Investment Management Company,
                                         Inc., the General Partner of the D3
                                         Offshore Fund, L.P.

Item 1. Security and Issuer.

            Common stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos. CA 94070

Item 2. Identity and Background.

            The D3 Family Bulldog Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3. Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4. Purpose of Transaction

      As we predicted in our amended form 13D, filed on September 30, 2004, we continued acquiring shares of BABY, as a long term investment for our funds, right up to the company's 15% poison pill limit. If we could buy more without triggering the pill, we would happily do so.

      We continue to be very pleased with BABY's progress - continued improvements in corporate governance, excellent progress reducing corporate costs ahead of Street expectations, and value-adding M&A activity. We believe BABY is well positioned to grow its newborn hearing screening business rapidly in foreign country markets as well as continue driving domestic revenue growth. The company's strong balance sheet and positive operating cash flows provide considerable dry powder for further value-adding acquisition activity, both here in the United States and abroad.

Item 5. Interest in Securities of the Issuer.

            (a,b) The D3 Family Bulldog Fund, L.P. owns and has sole voting and dispositive power over 268,233 common shares of BABY.

            (c) N/A

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7. Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      December 7, 2004               /s/ DAVID NIERENBERG
      ----------------               --------------------------------
      Date                             David Nierenberg
                                       President
                                       Nierenberg Investment Management Company,
                                         Inc., the General Partner of the D3
                                         Family Bulldog Fund, L.P.